SEYFARTH ATTORNEYS SHAW LLP

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# Facsimile Transmission

Date: October 2, 2009

| RECIPIENT | COMPANY | PHONE NO. | FAX NO. |
|---|---|---|---|
| **Jay Williamson** | Securities and Exchange Commission, Division of Corporation Finance | 202-551-3393 | **703-813-6963** |

**FROM:** Mark A. Katzoff

**PHONE:** (617) 946-4887

**RE:** 2020 ChinaCap Acquirco, Inc. - Registration Statement on Form S-4 **REPLY FAX NO.: (617)790-5356**

**File No:** 54267-000013 **Number of Pages, Including Cover:** 5

- ☐ Hard copy to follow
- ☐ Per your request
- ☐ Please telephone me
- ☒ Hard copy will not follow
- ☐ Please review and revise if necessary

**MESSAGE:**

As we discussed today, attached please find the following in response to the Commission's comment letter dated October 1, 2009 (the "Comment Letter"):

Opinion of Seyfarth Shaw to be filed as Exhibit 5.2 to the S-4 in response to comment 1 of the Comment Letter.

**IF YOU DO NOT RECEIVE ALL THE PAGES, PLEASE PHONE (617) 946-4800 AS SOON AS POSSIBLE.**

A revised page from the Maples and Caulder opinion showing changes to Section 4.4 from the opinion filed as Exhibit 5.1 to Amendment No. 4. In addition, in response to comment 2 of the Comment Letter we will delete section 4 of the Director's Certificate attached to the opinion, which section contained the representations as to the securities being duly authorized, fully paid and non assessable.

Thank you for your consideration of these changes.

SEYFARTH ATTORNEYS SHAW LLP

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fax (312) 460-7000
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**EXHIBIT 5.2**

October 2, 2009

Exceed Company Ltd.
PO Box 173
Road Town
Tortola
British Virgin Islands

Gentlemen:

Reference is made to the Registration Statement on Form S-4 ("Registration Statement") filed by Exceed Company Ltd. ("Company"), a British Virgin Islands company, and 2020 ChinaCap Acquirco, Inc. under the Securities Act of 1933, as amended ("Act"), covering (i) 8,625,000 units (the "**Units**"), each consisting of 1 ordinary share par value US$0.0001 (the "**Ordinary Shares**") and 1 warrant to purchase Ordinary Shares (the "**Warrants**"), (ii) 10,500,000 Ordinary Shares, including 8,625,000 Ordinary Shares underlying the Units, (iii) 10,890,000 Warrants, including 8,625,000 Warrants underlying the Units, (iv) 10,890,000 Ordinary Shares underlying the Warrants, including 8,625,000 Ordinary Shares underlying the Warrants underlying the Units, (v) 1 Representative's Unit Purchase Option (the "**UPO**"), (vi) 550,000 Ordinary Shares issuable on exercise of the UPO, (vii) 550,000 Warrants issuable on exercise of the UPO, and (viii) 550,000 Ordinary Shares underlying the Warrants included in the UPO.

We have examined such documents and considered such legal matters as we have deemed necessary and relevant as the basis for the opinion set forth below. With respect to such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as reproduced or certified copies, and the authenticity of the originals of those latter documents. As to questions of fact material to this opinion, we have, to the extent deemed appropriate, relied upon certain representations of certain officers and employees of the Company.

Based upon the foregoing, we are of the opinion that each of the UPO and the Warrants constitutes a legal, valid and binding obligation of the Company under the laws of the State of New York, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting

BRUSSELS WASHINGTON, D.C. SAN FRANCISCO SACRAMENTO NEW YORK LOS ANGELES HOUSTON CHICAGO BOSTON ATLANTA

enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement, to the use of our name as your counsel and to all references made to us in the Registration Statement and in the Prospectus forming a part thereof. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Seyfarth Shaw LLP

3.5 That all public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches.

3.6 The Resolutions remain in full force and effect.

3.7 That no less than the par value shall be paid for the Ordinary Shares ultimately issuable pursuant to the Warrants and the Unit Purchase Option.

## 4 OPINIONS

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

4.1 The Company is a company limited by shares duly incorporated under the BVI Business Companies Act, 2004 (the "**Act**"), in good standing at the Registry of Corporate Affairs and validly existing under the laws of the British Virgin Islands, and possesses the capacity to sue and be sued in its own name.

4.2 The Company is authorised to issue 60,000,000 Ordinary Shares of US$.0001 par value each of which one thousand shares have been issued and are registered in the name of 2020 and is fully paid up.

4.3 Based on the Director's Certificate, the one share in the Company has been issued to 2020 and is fully paid up.

4.4 The Ordinary Shares, the Warrants and the Unit Purchase Option to be issued in accordance with the Registration Statement, when issued by the Company, **against payment in full, of the consideration,** in accordance with their governing instruments and the Company's Memorandum and Articles of Association, and in the manner described in the Registration Statement and duly registered in the Company's register of members, will be duly authorised, validly issued, fully paid and non assessable.

4.5 Upon the redomestication merger of 2020 with and into the Company (as described in the Registration Statement) (the "**Merger**") becoming effective pursuant to the laws of the British Virgin Islands, the obligations of 2020 in respect of the Warrants and the 2020 Purchase Option will be binding on the Company on the same terms thereof (save that the securities issuable thereunder shall be securities of the Company). Upon the Merger becoming effective, the Warrants will continue to be governed by the laws of the State of New York being the governing law of the 2020 Warrant Agreement and the 2020 Warrant Agreement will constitute the legal and binding obligations of the Company.